2018 First Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three months ended April 1, 2018. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three months ended April 1, 2018, and the related notes, and with our MD&A for the year ended December 31, 2017 (2017 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to May 2, 2018, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three months ended April 1, 2018 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on May 2, 2018.

All financial information contained in this MD&A and in the unaudited condensed interim consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2017 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business - Our operations”, “Strategy and objectives”, "Operating results", “Liquidity and capital resources - Long-term debt and net indebtedness”, and “Outlook” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A and of the 2017 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

•	our ability to implement our growth strategies and plans;

•	our ability to successfully integrate acquisitions and realize expected benefits and synergies;

•	the intensity of competitive activity and our ability to compete effectively;

•	changes in general economic and financial conditions globally or in one or more of the markets we serve;

•	our reliance on a small number of significant customers;

•	the fact that our customers do not commit to minimum quantity purchases;

•	our ability to anticipate, identify, or react to changes in consumer preferences and trends;

•	our ability to manage production and inventory levels effectively in relation to changes in customer demand;

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MANAGEMENT'S DISCUSSION AND ANALYSIS

•	fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;

•	our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•	the impact of climate, political, social and economic risks in the countries in which we operate or from which we source production;

•
disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, bad weather, natural disasters, pandemics, and other unforeseen adverse events;

•
compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption and other laws and regulations in the jurisdictions in which we operate;

•
the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its operations or the application of safeguards thereunder;

•	factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;

•	changes to and failure to comply with consumer product safety laws and regulations;

•	changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;

•
negative publicity as a result of actual, alleged, or perceived violations of labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;

•	changes in third-party licensing arrangements and licensed brands;

•	our ability to protect our intellectual property rights;

•
operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;

•	an actual or perceived breach of data security;

•	our reliance on key management and our ability to attract and/or retain key personnel;

•	changes in accounting policies and estimates; and

•	exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Gold Toe®, Anvil®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus™, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Gildan designs, manufactures, and markets activewear, underwear, socks, hosiery, and legwear products. Our products are sold to wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms. In addition, we sell directly to consumers through our own direct-to-consumer platforms.

Since its formation, the Company has made significant capital investments in developing its own large-scale, low-cost vertically integrated supply chain, encompassing yarn production, textile manufacturing, and final product assembly. The vast majority of Gildan's manufacturing operations are internally run and are primarily located in Central America, the Caribbean Basin, North America, and Bangladesh. Owning and internally operating the vast majority of our manufacturing capacity allows us to exercise tighter control over how we operate and to employ high standards for environmental and social responsibility practices throughout our supply chain.

3.2 Operating segment reporting

Effective January 1, 2018, the Company consolidated its organizational structure and implemented executive leadership changes to better leverage its go-to-market strategy across its brand portfolio and to drive greater operational efficiency across the organization. The Company combined its Printwear and Branded Apparel operating businesses into one consolidated divisional operating structure centralizing senior management, as well as marketing, merchandising, sales, distribution, and administrative functions to better position the Company to capitalize on growth opportunities within the evolving industry landscape. The combination of the two operating businesses is intended to drive a leaner and more streamlined organization, which is expected to provide operational efficiencies as the Company leverages a common infrastructure to maximize the growth potential of its brands. Consequently, the Company has transitioned to a single reporting segment.

3.3 Our operations

3.3.1 Brands, products and customers
We manufacture and market a broad range of basic apparel products across a diversified portfolio of brands sold to a customer base which includes wholesale distributors, screenprinters/embellishers, retailers, and individual consumers.

Our primary product categories generating the greater part of our sales include activewear, underwear, and hosiery, the vast majority of which we manufacture. Some of the brands also extend to other categories such as intimates, shapewear, denim, and peripheral or fringe products like caps, totes, towels, and other accessories which are primarily sourced through third-party suppliers.

The majority of our activewear products are sold as “blanks” or undecorated, without imprints or embellishment. Our activewear products are primarily sold to wholesale distributors who buy our products and sell the blanks to screenprinters/embelishers who decorate the products with designs and logos and in turn sell the imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. In addition to activewear, as part of our basic family apparel product offering we sell socks and underwear for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings, through various distribution tiers within the retail channel, including mass and dollar stores, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, and price clubs, all of which sell to consumers. In addition, our products are sold to consumers through the e-commerce platforms of our retail customers and our own websites. The Company also manufactures products for select leading global athletic and lifestyle consumer brands against which our brands do not compete.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table summarizes our product and brand offerings:

Primary product categories	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, sport shirts	Gildan®, Gildan Performance®, Gildan Platinum®(1), Gildan® Hammer™, Smart Basics®, Comfort Colors®(2), American Apparel®, Anvil®, Alstyle®(2), Gold Toe®, Mossy Oak®(3)
Hosiery	athletic, dress, casual and workwear socks, legwear, socks for therapeutic purposes(5), sheer panty hose, tights, leggings

Gildan®, Gildan Platinum®(1), Smart Basics®, Under Armour®(4), Gold Toe®, PowerSox®, GT a Gold Toe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(1), Therapy Plus®(1), All Pro®, Mossy Oak®(3), Secret®(1), Silks®(1), Secret Silky®, Peds®, American Apparel®

Underwear	men's and boys' underwear (tops and bottoms), ladies panties	Gildan®, Gildan Platinum®(1),Smart Basics®, American Apparel®
Intimates	ladies shapewear, intimates, accessories	Secret®(1), American Apparel®
Other
To round out our product offerings for certain brands, we also offer other products, including but not limited to denim, jackets, sweaters, bodysuits, skirts, dresses, accessories, which are mainly sourced through third-party suppliers

(1) Gildan Platinum®, and Kushyfoot® are registered trademarks in the U.S. Secret®, Silks®, and Therapy Plus® are registered trademarks in Canada.
(2) Comfort Colors® and Alstyle® are registered trademarks in the U.S.
(3) Under license agreement - with worldwide distribution rights and exclusivity for certain product categories.
(4) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(5) Applicable only to Therapy Plus® and MediPeds®.

3.3.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. Our vertically integrated manufacturing operations include capital-intensive yarn-spinning, textile, sock, and sheer hosiery manufacturing facilities, as well as labour-intensive sewing plants. At our yarn-spinning facilities we convert cotton and other fibers into yarn. In our textile plants we convert yarn into dyed and cut fabric, which is subsequently assembled into activewear and underwear garments primarily at sewing facilities which we operate in owned or leased premises. We also use third-party sewing contractors, although to a lesser extent, to satisfy some of our sewing requirements. In our integrated sock manufacturing facilities we convert yarn into finished socks. The majority of our sock production does not require sewing, as the equipment used in our facilities knits the entire sock with a seamless toe-closing operation.

Our yarn-spinning operations encompass seven facilities located in the United States, where we manufacture the majority of the yarn used to produce our products. We also use third-party yarn-spinning suppliers, primarily in the United States, to satisfy the remainder of our yarn requirements. Our largest manufacturing hub is in Central America, in Honduras, and is strategically located to efficiently service the quick replenishment requirements of our markets. In Honduras we have textile, sock, and sewing operations. We operate three large-scale, vertically integrated textile facilities at our Rio Nance complex in Honduras and we are currently developing an additional facility. We also own and operate another vertically integrated textile facility in Honduras outside of the Rio Nance complex. The majority of our socks are produced at our Rio Nance complex in two hosiery manufacturing facilities, and we also own and operate a smaller hosiery manufacturing facility in Hildebran, North Carolina. Sheer hosiery manufacturing is located in a facility in Canada. The majority of the cut goods produced in the textile facilities in Central America are assembled in our sewing facilities located in Honduras and Nicaragua, mainly in leased premises. Also in Central America, we have screenprinting and decorating capabilities to support our sales to leading global athletic and lifestyle consumer brands, as well as garment-dyeing operations. In the Caribbean Basin, we operate a large-scale, vertically integrated textile facility in the Dominican Republic and assemble the cut goods from that facility at our sewing facilities in the Dominican Republic and at dedicated third-party sewing contractors in Haiti. Another manufacturing hub is based in Mexico, where we operate a large integrated textile, sewing, and distribution facility, as well as cut and sew facilities, all of which were acquired in 2016 as part of the Alstyle acquisition. In Bangladesh, we own and operate a smaller vertically integrated manufacturing facility for the production of activewear primarily for international markets. While we internally produce the majority of the products we sell, we also have sourcing capabilities to complement our large scale, vertically integrated manufacturing.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The following table provides a summary of our primary manufacturing operations by geographic area:

	Canada	United States	Central America	Caribbean Basin	Mexico	Asia
Yarn-spinning facilities(1)		• Clarkton, NC • Cedartown, GA • Columbus, GA (2 facilities) • Salisbury, NC (2 facilities) • Mocksville, NC
Textile facilities			• Honduras (4 facilities)	• Dominican Republic	• Agua Prieta	• Bangladesh
Garment dyeing facilities			• Honduras
Sewing facilities(2)			• Honduras (4 facilities) • Nicaragua (3 facilities)	• Dominican Republic (2 facilities)	• Ensenada • Hermosillo • Agua Prieta	• Bangladesh
Hosiery manufacturing facilities	• Montreal, QC	• Hildebran, NC	• Honduras (2 facilities)
(1) We also use third-party yarn-spinning suppliers, primarily in the U.S. to satisfy the remainder of our yarn requirements.
(2) We also use the services of third-party sewing contractors, primarily in Haiti, to satisfy the remainder of our sewing requirements.

3.3.3 Sales, marketing and distribution
Our primary sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain other sales offices in the U.S. We distribute our products out of Company-operated large distribution centres in the United States, in Eden, NC, Charleston, SC, Jurupa Valley, CA, and other smaller facilities in the U.S. and Canada, as well as Company-owned distribution facilities in Honduras and Mexico. To supplement some of our distribution needs, we use third-party warehouses in the U.S., Canada, Mexico, Colombia, Europe, and Asia. In order to drive more efficient distribution operations, some distribution facilities ship exclusively full-case and truckload orders, while other distribution facilities are geared to support direct-to-consumer shipping, which is typically smaller orders which require pick-and-pack capabilities.

3.3.4 Employees and corporate office
We currently employ over 50,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.4 Competitive environment
The basic apparel market for our products is highly competitive. Over the last few years, changing market dynamics, such as the growth in on-line shopping, weaker store traffic trends, and overall store shelf space reductions driven by retailer store closures have intensified competition but at the same time presented opportunities for potential growth. For instance, the growth of on-line shopping has reduced barriers to entry and provided greater opportunity for new brands to emerge as space limitation to sell products has diminished. At the same time, retailers and wholesale distributors have increasingly developed their own private label brands as a means of differentiation from their competitors.

Competition is generally based upon price, brand, quality, consistency of quality features, comfort, fit, style, and service. We believe we differentiate ourselves from our competition with our expertise in designing, constructing, and operating large-scale, vertically integrated, and strategically-located manufacturing hubs. Having developed this skill set and made significant capital investments in our manufacturing infrastructure allows us to operate efficiently, remain cost-competitive, maintain consistent product quality, and provide a reliable supply chain with short production/delivery cycle times. Continued investment and innovations in our manufacturing has also enabled us to deliver enhanced product features, further improving the value proposition of our product offering to our customers. Operating as a socially responsible manufacturer is also an important competitive advantage and is an increasingly important purchase consideration for our customers. Owning and internally operating the vast majority of our manufacturing capacity allows us to exercise tighter control over how we operate and to employ high standards for environmental and social responsibility practices. Distribution reach and capabilities are also key success factors, including the ability to provide quick and efficient fulfillment

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MANAGEMENT'S DISCUSSION AND ANALYSIS

of large orders as well as small orders which are more typical in direct-to-consumer fulfillment. We have established efficient broad-based distribution operations to service the replenishment needs of all of our customers, be they wholesale distributors or big-box retailers, who purchase in large quantities, or consumers, who purchase in small quantities.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American manufacturers are Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own offerings and those of its subsidiary, Russell Corporation, as well as Hanesbrands Inc. (Hanesbrands), both of which have manufacturing operations in similar geographies producing goods in the same basic apparel product categories and selling into North America and international markets. Other competitors that compete in specific product categories such as socks and underwear include Garan Incorporated, Renfro Corporation, Jockey International, Inc., Kayser Roth Corporation, and Spanx, Inc. We also compete with smaller U.S.-based competitors selling to or operating as wholesale distributors of imprintable activewear products, including Delta Apparel Inc., Color Image Apparel, Inc., Next Level Apparel, and Bella + Canvas, as well as Central American and Mexican manufacturers. Additionally, we compete with well-established U.S. fashion apparel and sportswear companies. Within the imprintables channel, competing brands include various private label brands controlled and sold by many of our customers. Similarly, within the retail channel and from an on-line perspective, some of our retail customers and pure-play e-commerce customers market and sell basic apparel products under their private labels that compete directly with our brands.

4.0 STRATEGY AND OBJECTIVES

4.1 Driving market leadership in imprintable fashion basics
We intend to continue to pursue growth in imprintable fashion basics. While the majority of the products we manufacture and market are considered basic, non-fashion apparel and are replenishment-driven in nature, some of the brands under which we market our activewear products have more fashion and/or performance-driven elements. Within the imprintables channel, there are three brand positioning categories for activewear, namely “basics”, “fashion basics”, and “performance basics”. In basics, Gildan® is the leading brand. In more recent years, we have seen an acceleration of industry growth in the fashion basics and performance basics categories, due in part to end users shifting preference to lighter weight, softer fabrics (fashion basics), or garments offering attributes featuring moisture wicking and anti-microbial properties for long-lasting comfort and performance (performance basics). Fashion basics products are produced with higher quality ring-spun yarns in cotton and/or blended yarn fibres and may feature more fitted silhouettes, side seam stitching, and stretch attributes, among other characteristics. Currently, our share in these categories is not as high as in basics. Over the last few years, we have developed and acquired brands which are well positioned to drive growth in these categories. We have also invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply. In the fashion basics category, we sell our products under the Gildan® and Gildan® Hammer™ brands, as part of our opening-price-point offering, the Anvil® brand, the American Apparel® brand, which is positioned as a premium brand in fashion basics, and the Comfort Colors® brand, also a premium brand, featuring garment-dyed activewear products. In the sports performance category, we market our products under our Gildan Performance® brand offering. With strong brand positioning in these categories supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive further share penetration within imprintable fashion and performance basics.

4.2 Leveraging brand portfolio across channels, geographies, and e-commerce platforms
We are targeting to grow our sales by leveraging our brand portfolio across channels of distribution, geographical regions, and across our e-commerce infrastructure and the on-line platforms of our customers. In addition, we believe we can leverage our extensive distribution network and capabilities to broaden the customer base and reach of our brands. Growth in on-line shopping is changing the overall market landscape. Our channels of distribution are converging, accessibility to consumers and end-users through e-commerce is increasing, and "space" to market products on-line is not a limiting factor for growth as in the traditional brick and mortar retailer channel. Consequently, e-commerce is creating opportunities for our brands and is an area of focus and investment for the Company, including investments in enhancing direct-to-consumer distribution capabilities. At the same time, we are seeing a resurgence of private label brands by traditional retailers or wholesale distributors trying to differentiate their offerings and enhance profitability. While continuing to focus on our own brands, in light of the rising trend of retailers growing their own private label brands, the Company's decision to supply retailers with product for their own private label programs will depend on certain criteria, including size of program, financial return targets, duration or term of expiry of the agreement, and working capital investment requirements, among other factors of consideration. We have also developed strong relationships with, and are targeting to grow our sales as a supply chain partner to, a small number of select leading global athletic and lifestyle brands for which we manufacture products, but against which our brands do not compete.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

4.3 Growing internationally
We are pursuing further growth in international markets where we estimate that the addressable market opportunity is large. Currently our sales outside the United States and Canada represent close to 10% of our total consolidated net sales. Our market presence internationally is focused in Europe, Asia-Pacific, and Latin America. We intend to continue to pursue further sales growth by leveraging the extensive breadth of our U.S. product line to further develop and widen our international product offering. Our current sales base has been established primarily through the sale of products marketed mainly under the Gildan® brand. We believe that, as the Company has and continues to build out its portfolio of brands, a number of our other brands, such as the Anvil®, American Apparel®, and Comfort Colors® brands, among others, can be well positioned to grow internationally by selling to wholesale distributors and screenprinters or embellishers, and directly to consumers through our own e-commerce platforms and international online retailers.

4.4 Further leveraging manufacturing infrastructure and enhancing distribution capabilities
We plan to continue to increase capacity to support our sales growth and to optimize our cost structure by investing in projects for cost reduction and further vertical integration. This will also support additional product quality enhancements. Specifically, we are currently investing in textile capacity and technology to enhance our capabilities in the production of fashion and performance garments where we expect a greater opportunity for growth. We are also evaluating opportunities to optimize production in existing facilities, which may contribute to increased capacity or cost reduction opportunities. The Company's current plans in expanding its manufacturing capacity include the development of a new facility in Honduras, Rio Nance 6, and the further ramp-up of production at its Mexican facility in Agua Prieta which was acquired as part of the Alstyle acquisition.

We have established extensive distribution operations worldwide through internally managed and operated distribution centres and through third-party logistics providers. In the context of a market landscape where e-commerce is growing quickly and where the Company is pursuing this opportunity both domestically and internationally, we are investing in enhancing our direct-to-consumer fulfillment capabilities and speed to market. At the same time, we are evaluating our current infrastructure for potential opportunities for consolidation to drive operational efficiencies and/or to extend our reach by establishing capabilities in various geographies.

4.5 Pursuing acquisitions to complement organic growth
We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. Beyond our dividend, our first priority for the use of free cash flow and debt financing capacity is completing complementary strategic acquisitions which meet our criteria. We have developed criteria for evaluating acquisition opportunities around three main considerations: (1) strategic fit; (2) ease of integration; and (3) financial targets, including return on investment thresholds, based on our risk-adjusted cost of capital. Beyond dividends and acquisitions, when appropriate, we intend to use excess cash to repurchase shares under normal course issuer bid programs. The Company has set a net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our short and long-term strategic objectives. These risks are described under the “Financial risk management” and “Risks and uncertainties” sections of our 2017 Annual MD&A.

5.0 OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness, net indebtedness (total indebtedness net of cash and cash equivalents), and net debt leverage ratio to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except per share amounts or otherwise indicated)	April 1, 2018	December 31, 2017	October 1, 2017	July 2, 2017	April 2, 2017	(1)	January 1, 2017	October 2, 2016	(2)	July 3, 2016	(3)

Net sales	647.3	653.7	716.4	715.4	665.4		587.9	715.0		688.9
Net earnings	67.9	54.9	116.1	107.7	83.5		74.3	114.4		94.7
Net earnings per share:
Basic(4)	0.31	0.25	0.52	0.48	0.36		0.32	0.49		0.40
Diluted(4)	0.31	0.25	0.52	0.48	0.36		0.32	0.49		0.40
Weighted average number of shares outstanding (in ‘000s):
Basic	218,541	219,387	223,017	224,859	229,474		231,364	231,924		235,496
Diluted	218,850	219,758	223,481	225,389	229,943		231,855	232,715		236,272
(1) Reflects the acquisition of American Apparel from February 8, 2017.
(2) Reflects the acquisition of Peds from August 22, 2016.
(3) Reflects the acquisition of Alstyle from May 26, 2016.
(4) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition
Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. As noted in the table under “Summary of quarterly results”, the quarterly financial data reflect results of companies acquired from their effective date of acquisition. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. The effect of asset write-downs, including provisions for bad debts and slow moving inventories, can also affect the variability of our results. Subsection 5.4.4 entitled “Restructuring and

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MANAGEMENT'S DISCUSSION AND ANALYSIS

acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring activities and business acquisitions.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of the 2017 Annual MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.3 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended
	April 1, 2018	April 2, 2017	Variation
			$	%

Net sales	647.3	665.4	(18.1)	(2.7)%
Gross profit	175.8	188.7	(12.9)	(6.8)%
SG&A expenses	93.1	89.2	3.9	4.4%
Restructuring and acquisition-related costs	6.4	6.6	(0.2)	(3.0)%
Operating income	76.3	93.0	(16.7)	(18.0)%
Adjusted operating income(1)	82.7	99.6	(16.9)	(17.0)%
Adjusted EBITDA(1)	124.1	138.7	(14.6)	(10.5)%
Financial expenses	5.2	4.7	0.5	10.6%
Income tax expense	3.2	4.7	(1.5)	(31.9)%
Net earnings	67.9	83.5	(15.6)	(18.7)%
Adjusted net earnings(1)	74.6	90.1	(15.5)	(17.2)%

Basic EPS	0.31	0.36	(0.05)	(13.9)%
Diluted EPS	0.31	0.36	(0.05)	(13.9)%
Adjusted diluted EPS(1)	0.34	0.39	(0.05)	(12.8)%

Gross margin	27.2%	28.4%	n/a	(1.2) pp
SG&A expenses as a percentage of sales	14.4%	13.4%	n/a	1.0 pp
Operating margin	11.8%	14.0%	n/a	(2.2) pp
Adjusted operating margin(1)	12.8%	15.0%	n/a	(2.2) pp

	April 1, 2018	Dec 31, 2017	Variation
			$	%

Total assets	3,117.9	2,980.7	137.2	4.6%
Total non-current financial liabilities	775.0	630.0	145.0	23.0%
Quarterly cash dividend declared per common share	0.1120	0.0935	0.0185	19.8%
Net debt leverage ratio(1)	1.3	1.0	n/a	n/a
n/a = not applicable
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4 Operating review

5.4.1 Net sales

	Three months ended
(in $ millions, or otherwise indicated)	April 1, 2018	April 2, 2017	Variation
			$	%

Activewear	514.5	498.6	15.9	3.2%
Hosiery and underwear (1)	132.8	166.8	(34.0)	(20.4)%
Total net sales	647.3	665.4	(18.1)	(2.7)%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.
(1) Also includes intimates and other fringe products.

The decrease in net sales for the three months ended April 1, 2018, compared to the prior year reflected a 20.4% decline in the hosiery and underwear category, partly offset by a 3.2% increase in activewear sales. The increase in activewear sales was mainly due to higher net selling prices, including foreign exchange and favourable product-mix driven by double digit sales growth in the fashion basics category, including American Apparel®, Comfort Colors®, and our Gildan® Softstyle ring spun offering. International sales in the first quarter were up 23.8%, reflecting strong growth momentum in all markets. The decline in the hosiery and underwear sales was mainly due to the anticipated decline in unit sales volumes of socks at mass retailers, which are shifting emphasis toward their own private label brands. In addition, lower sock sales reflected the impact of the non-recurrence of the initial roll-out of a licensed program to a large national chain retailer, which occurred in the first quarter of the prior year. Gildan® branded underwear point of sales (POS) continued to perform strongly in the quarter, outpacing the overall POS growth for men's underwear for the total measured market per NPD's Retail Tracking service.

5.4.2 Gross profit

	Three months ended
(in $ millions, or otherwise indicated)	April 1, 2018	April 2, 2017	Variation

Gross profit	175.8	188.7	(12.9)
Gross margin	27.2%	28.4%	(1.2) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decline in gross margin was mainly due to the anticipated impact of higher raw material and other input costs, partly offset by higher net selling prices, including foreign exchange and the positive impact of a richer product-mix.

5.4.3 Selling, general and administrative expenses (SG&A)

	Three months ended
(in $ millions, or otherwise indicated)	April 1, 2018	April 2, 2017	Variation

SG&A expenses	93.1	89.2	3.9
SG&A expenses as a percentage of sales	14.4%	13.4%	1.0 pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The increase in SG&A expenses for the three months ended April 1, 2018, compared to the same quarter in the prior year was primarily due to planned higher selling and distribution expenses related to the enhancement of the Company's e-commerce and distribution capabilities, partly offset by cost reductions resulting from the Company's recent organizational consolidation. The increase in SG&A expenses as a percentage of sales was also impacted by volume deleverage due to the lower sales level in the first quarter of 2018 compared to last year.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.4 Restructuring and acquisition-related costs
Restructuring and acquisition-related costs for the three months ended April 1, 2018 were $6.4 million, compared to $6.6 million for the same period last year.

Restructuring and acquisition-related costs for the three months ended April 1, 2018 related primarily to the Company's internal organizational realignment, including severance costs, legal fees, and other professional fees, the consolidation of the Company's West Coast distribution centres pursuant to the acquisitions of American Apparel and Alstyle, and the completion of the integration of prior years' business acquisitions, primarily for consolidation of garment dyeing operations acquired in the Comfort Colors acquisition.

Restructuring and acquisition-related costs for the three months ended April 2, 2017 related primarily to transaction and integration costs incurred in connection with the American Apparel business acquisition, as well as costs for the completion of the integration of businesses acquired in previous years, involving consolidation of customer service, distribution, and administrative functions.

5.4.5 Operating income and adjusted operating income

	Three months ended
(in $ millions, or otherwise indicated)	April 1, 2018	April 2, 2017	Variation

Operating income	76.3	93.0	(16.7)
Adjustment for:
Restructuring and acquisition-related costs	6.4	6.6	(0.2)
Adjusted operating income(1)	82.7	99.6	(16.9)

Operating margin	11.8%	14.0%	(2.2) pp
Adjusted operating margin(1)	12.8%	15.0%	(2.2) pp
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in operating income and adjusted operating income in the first quarter of 2018 was mainly due to the decline in gross profit and higher SG&A expenses.

5.4.6 Financial expenses, net

	Three months ended
(in $ millions)	April 1, 2018	April 2, 2017	Variation

Interest expense on financial liabilities recorded at amortized cost	4.5	3.7	0.8
Bank and other financial charges	1.7	1.9	(0.2)
Interest accretion on discounted provisions	0.1	0.1	—
Foreign exchange gain	(1.1)	(0.9)	(0.2)
Financial expenses, net	5.2	4.8	0.4
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

For the three months ended April 1, 2018, the increase in financial expenses compared to the corresponding period last year was mainly due to higher effective interest rates on our long-term debt bearing interest at variable rates, as a result of higher U.S. short-term interest rates. Foreign exchange gains for the three months ended April 1, 2018 relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

5.4.7 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended
(in $ millions, or otherwise indicated)	April 1, 2018	April 2, 2017	Variation

Earnings before income taxes	71.1	88.3	(17.2)
Income tax expense	3.2	4.7	(1.5)
Average effective income tax rate	4.5%	5.3%	(0.8) pp
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

For the three months ended April 1, 2018, the average effective income tax rate was in line with the Company’s expected effective income tax rate of approximately 4% for fiscal 2018.

5.4.8 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended
(in $ millions, except per share amounts)	April 1, 2018	April 2, 2017	Variation

Net earnings	67.9	83.5	(15.6)
Adjustments for:
Restructuring and acquisition-related costs	6.4	6.6	(0.2)
Income tax expense relating to restructuring and acquisition-related costs	0.3	—	0.3
Adjusted net earnings(1)	74.6	90.1	(15.5)

Basic EPS	0.31	0.36	(0.05)
Diluted EPS	0.31	0.36	(0.05)
Adjusted diluted EPS(1)	0.34	0.39	(0.05)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The decrease in net earnings and adjusted net earnings for the first three months of 2018 compared to the same period last year was due to the decline in operating profit, partly offset by lower income tax expense. The decline in diluted EPS and adjusted diluted EPS was due to the decrease in net earnings and adjusted net earnings, partially offset by the benefit of a lower share count compared to the prior year.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	April 1, 2018	Dec 31, 2017	Variation

Cash and cash equivalents	51.5	52.8	(1.3)
Trade accounts receivable	350.8	243.4	107.4
Income taxes receivable	2.7	3.9	(1.2)
Inventories	988.6	945.7	42.9
Prepaid expenses, deposits and other current assets	68.3	62.1	6.2
Accounts payable and accrued liabilities	(289.0)	(258.5)	(30.5)
Total working capital	1,172.9	1,049.4	123.5
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to a seasonally lower offset for accruals for sales discounts in trade accounts receivable compared to the end of

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MANAGEMENT'S DISCUSSION AND ANALYSIS

fiscal 2017 (due to the payout of annual rebate programs for distributors subsequent to the end of fiscal 2017), and the impact of lower sales of trade accounts receivables to a financial institution under a receivables purchase agreement.

•
The increase in inventories was mainly due to higher average unit costs resulting from a combination of higher raw material costs and product mix, as well as higher raw materials and work in progress inventories.

•
The increase in prepaid expenses, deposits and other current assets was mainly due to the higher fair value of derivative financial instruments, mainly interest rate swaps, outstanding and designated as effective hedging instruments.

•
The increase in accounts payable and accrued liabilities is mainly the result of a seasonal increase due to the impact of the holiday period manufacturing downtime at the end of the fourth quarter of fiscal 2017, and $6.7 million of accrued liabilities related to share repurchases under the NCIB that were executed prior to the end of the first quarter of fiscal 2018 but for which settlement occurred post quarter-end.

•
Working capital was $1,172.9 million as at April 1, 2018, compared to $1,049.4 million as at December 31, 2017. The current ratio at the end of the first quarter of 2018 was 5.1, the same as at the end of fiscal 2017.

6.2 Property, plant and equipment, intangible assets and goodwill

(in $ millions)	Property, plant and equipment	Intangible assets	Goodwill

Balance, December 31, 2017	1,035.8	401.6	226.6
Net capital additions	20.9	1.0	—
Additions through business acquisitions	—	—	0.1
Depreciation and amortization	(32.4)	(6.4)	—
Balance, April 1, 2018	1,024.3	396.2	226.7
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	Additions to property, plant and equipment were primarily for investments in textile capacity expansion, distribution, information technology, and sewing capacity.

•
Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets reflects amortization of $6.4 million.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	April 1, 2018	Dec 31, 2017	Variation

Other non-current assets	8.9	8.8	0.1

Long-term debt	(775.0)	(630.0)	(145.0)
Deferred income tax liabilities	(4.7)	(3.7)	(1.0)
Other non-current liabilities	(37.8)	(37.1)	(0.7)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	Other non-current liabilities include provisions and employee benefit obligations.

•	See the section entitled “Liquidity and capital resources” in section 8.0 of this MD&A for the discussion on long-term debt.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended
(in $ millions)	April 1, 2018	April 2, 2017	Variation

Net earnings	67.9	83.5	(15.6)
Adjustments to reconcile net earnings to cash flows from operating activities(1)	45.2	43.0	2.2
Changes in non-cash working capital balances	(130.7)	(60.6)	(70.1)
Cash flows from (used in) operating activities	(17.6)	65.9	(83.5)
(1) Includes depreciation and amortization of $41.4 million (2017 - $39.2 million), for the three months ended April 1, 2018.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Cash flows used in operating activities were $17.6 million for the three months ended April 1, 2018, compared to cash flows from operating activities of $65.9 million in the corresponding period last year. The change was mainly due to the impact of a higher increase in non-cash working capital, as explained below, and lower net earnings.

•
The net increase in non-cash working capital was $130.7 million during the three months ended April 1, 2018, compared to a net increase of $60.6 million during the three months ended April 2, 2017. The higher increase in non-cash working capital compared to last year was mainly due to a higher increase in accounts receivable and an increase in inventories this year compared to a decrease last year, partially offset by a higher increase in accounts payable and accounts liabilities.

7.2 Cash flows from (used in) investing activities

	Three months ended
(in $ millions)	April 1, 2018	April 2, 2017	Variation

Purchase of property, plant and equipment	(21.4)	(24.0)	2.6
Purchase of intangible assets	(1.0)	(0.8)	(0.2)
Business acquisitions	(0.1)	(93.0)	92.9
Proceeds on disposal of property, plant and equipment	0.1	0.1	—
Cash flows used in investing activities	(22.4)	(117.7)	95.3
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
The lower use of cash in investing activities during the three months ended April 1, 2018 compared to the same period last year was mainly due to lower cash used for business acquisitions. Cash used for business acquisitions during the three months ended April 2, 2017 was mainly for the American Apparel business acquisition.

•
Capital expenditures for the three months ended April 1, 2018 are described in section 6.2 of this MD&A, and our projected capital expenditures for the twelve months ending December 30, 2018 are discussed under “Liquidity and capital resources” in section 8.0 of this MD&A.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

7.3 Free cash flow

	Three months ended
(in $ millions)	April 1, 2018	April 2, 2017	Variation

Cash flows from (used in) operating activities	(17.6)	65.9	(83.5)
Cash flows used in investing activities	(22.5)	(117.6)	95.1
Adjustment for:
Business acquisitions	0.1	93.0	(92.9)
Free cash flow(1)	(40.0)	41.3	(81.3)
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•	The year-over-year decrease in free cash flow of $81.3 million was due to the decrease in operating cash flows as noted above.

7.4 Cash flows from (used in) financing activities

	Three months ended
(in $ millions)	April 1, 2018	April 2, 2017	Variation

Increase in amounts drawn under long-term bank credit facilities	145.0	171.0	(26.0)
Dividends paid	(25.1)	(21.6)	(3.5)
Proceeds from the issuance of shares	0.9	0.4	0.5
Repurchase and cancellation of shares	(82.5)	(78.6)	(3.9)
Cash flows from financing activities	38.3	71.2	(32.9)
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

•
Cash flows from financing activities for the three months ended April 1, 2018 reflect cash inflows of $145.0 million reflecting funds drawn on our long-term bank credit facilities, partially offset by cash outflows of $82.5 million for the repurchase and cancellation of common shares under NCIB programs, as discussed in section 8.6 of this MD&A, and the payments of dividends. For the three months ended April 2, 2017, cash flows from financing activities reflect a $171.0 million increase in funds drawn on our long-term bank credit facilities, partially offset by cash outflows of $78.6 million for the repurchase and cancellation of common shares under a previous NCIB program, and the payments of dividends. See the section entitled “Liquidity and capital resources” in section 8.0 of this MD&A for the discussion on long-term debt.

•
The Company paid $25.1 million of dividends during the three months ended April 1, 2018 compared to $21.6 million of dividends during the three months ended April 2, 2017. The year-over-year increase is due to the 20% increase in the amount of the quarterly dividend approved by the Board of Directors on February 21, 2018, partially offset by the impact of lower common shares outstanding as a result of the repurchase and cancellation of common shares executed since last year under NCIB programs.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Long-term debt and net indebtedness

Our primary uses of funds are for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds for the repurchase of shares. We fund our requirements with cash generated from operations and with funds drawn from our long-term debt facilities. The Company's long-term debt as at April 1, 2018 is described below.

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		April 1, 2018	Dec 31, 2017

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(2)	2.8%	175.0	30.0	April 2023
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 2%(3)	2.5%	300.0	300.0	April 2023
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100.0	100.0	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53% payable quarterly(4)	2.7%	50.0	50.0	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100.0	100.0	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57% payable quarterly(4)	2.9%	50.0	50.0	August 2026
		775.0	630.0

(1)	Represents the effective interest rate for the three months ended April 1, 2018, including the cash impact of interest rate swaps, where applicable.

(2)
The Company’s unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement). In addition, an amount of $13.9 million (December 31, 2017 - $14.6 million) has been committed against this facility to cover various letters of credit.

(3)
The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreement).

(4)
The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

In March 2018, the Company amended its unsecured revolving long-term bank credit facility of $1 billion to extend the maturity date from April 2022 to April 2023, amended its unsecured term loan of $300 million to extend the maturity date from June 2021 to April 2023, and cancelled its unsecured revolving long-term bank credit facility of $300 million.

Under the terms of the revolving facilities, term loan facility, and notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all covenants at April 1, 2018.

(in $ millions)	April 1, 2018	Dec 31, 2017

Long-term debt and total indebtedness(1)	775.0	630.0
Cash and cash equivalents	(51.5)	(52.8)
Net indebtedness(1)	723.5	577.2
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at April 1, 2018 was 1.3 times (1.0 times at December 31, 2017) which was at the lower end of its previously communicated target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	April 1, 2018	Dec 31, 2017

Adjusted EBITDA for the trailing twelve months	571.2	586.1
Adjustment for:
Business acquisitions	—	0.3
Pro-forma adjusted EBITDA for the trailing twelve months	571.2	586.4
Net indebtedness(1)	723.5	577.2
Net debt leverage ratio(1)	1.3	1.0
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

The Company continues to expect total capital expenditures of approximately $125 million for 2018. Capital expenditures for 2018 are for the continued development of the Rio Nance 6 facility in Honduras, investments in existing textile facilities and distribution capabilities, as well as sewing capacity expansion to align to increases in textile capacity.

We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity for the foreseeable future to fund our organic growth strategy, including anticipated working capital and capital expenditure requirements, to fund dividends to shareholders, as well as provide us with financing flexibility to take advantage of potential acquisition opportunities which complement our organic growth strategy, and to fund the NCIB discussed in section 8.6 below.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.2 Off-balance sheet arrangements and contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, minimum annual lease payments under operating leases which are primarily for premises, as well as minimum royalty payments, which are included in the table of contractual obligations. The following table sets forth the maturity of our contractual obligations by period as at April 1, 2018.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	289.0	289.0	289.0	—	—	—
Long-term debt(1)	775.0	775.0	—	—	—	775.0
Purchase obligations	—	86.1	86.1	—	—	—
Operating leases and other obligations	—	370.1	63.3	119.2	105.5	82.1
Total contractual obligations	1,064.0	1,520.2	438.4	119.2	105.5	857.1
(1) Excluding interest.

As disclosed in note 23 to our fiscal 2017 audited consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at April 1, 2018, the maximum potential liability under these guarantees was $53.9 million, of which $14.3 million was for surety bonds and $39.6 million was for financial guarantees and standby letters of credit.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

8.3 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at April 1, 2018, the Company’s outstanding derivative financial instruments consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loan and unsecured notes. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. For more information about our derivative financial instruments, please refer to note 8 to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 1, 2018.

8.4 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at April 30, 2018 there were 214,013,806 common shares issued and outstanding along with 2,991,665 stock options and 102,567 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of at least 50% of each Treasury RSU grant is contingent on the achievement of performance conditions that are primarily based on the Company’s average return on assets performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts, or as determined by the Board of Directors.

8.5 Declaration of dividend

The Company paid dividends of $25.1 million during the three months ended April 1, 2018. On May 2, 2018, the Board of Directors declared a quarterly cash dividend of $0.112 per share for an expected aggregate payment of $24.0 million which will be paid on June 11, 2018 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on May 17, 2018. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 4.5 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows, capital requirements, and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. Although the Company’s long-term debt agreements require compliance with lending covenants in order to pay dividends, these covenants are not currently, and are not expected to be, a constraint to the payment of dividends under the Company’s dividend policy.

8.6 Normal course issuer bid

On February 23, 2017, the Company announced the renewal of a normal course issuer bid (previous NCIB) beginning February 27, 2017 and ending on February 26, 2018, to purchase for cancellation up to 11,512,267 common shares (representing approximately 5% of the Company’s issued and outstanding common shares) of the Company. On November 1, 2017, the Company obtained approval from the TSX to amend its previous NCIB program in order to increase the maximum number of common shares that may be repurchased from 11,512,267 common shares, to 16,117,175 common shares, representing approximately 7% of the Company’s issued and outstanding common shares. No other terms of the previous NCIB were amended.

On February 21, 2018, the Board of Directors of the Company approved the initiation of a new NCIB commencing on February 27, 2018 to purchase for cancellation up to 10,960,391 common shares, representing approximately 5% of the Company’s issued and outstanding common shares.

During the three months ended April 1, 2018, the Company repurchased for cancellation a total of 3,058,666 common shares under the NCIB for a total cost of $89.2 million, of which a total of 175,732 common shares were repurchased under the previous NCIB. Of the total cost of $89.2 million, $2.2 million was charged to share capital and $87.0 million was charged to retained earnings. Of the 3,058,666 common shares purchased for cancellation, the settlement of 229,778 common shares occurred post quarter-end, for which $6.7 million is recorded in accounts payable and accrued

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MANAGEMENT'S DISCUSSION AND ANALYSIS

liabilities as at April 1, 2018. The Company repurchased an additional 2,372,843 common shares under an automatic share purchase program during the remainder of the month of April 2018 at a total cost of $69.8 million.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

A discussion of management’s expectations as to our outlook is contained in our earnings press release dated May 2, 2018 under the section entitled “Outlook”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com.

11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to the “Financial risk management” section of the 2017 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company seeks to manage those risks.

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2017 audited consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12.1 Critical judgments in applying accounting policies
The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

•	Determination of cash-generating units (CGUs)

•	Income taxes

12.2 Key sources of estimation uncertainty
Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:

•	Allowance for doubtful accounts

•	Sales promotional programs

•	Inventory valuation

•	Business combinations

•	Recoverability and impairment of non-financial assets

•	Valuation of statutory severance obligations and the related costs

•	Measurement of the estimate of expected costs for decommissioning and site restoration costs

•	Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to note 3 to our fiscal 2017 audited consolidated financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended April 1, 2018 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of these condensed interim consolidated financial statements as those disclosed in note 3 of its most recent annual consolidated financial statements, except for the adoption of new standards effective as of January 1, 2018 as described below.

Revenues from contracts with customers
IFRS 15, Revenue from Contracts with Customers, establishes principles for reporting and disclosing the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. IFRS 15 provides a single model in order to depict the transfer of promised goods or services to customers and supersedes IAS 11, Construction Contracts, IAS 18, Revenue, and a number of revenue-related interpretations (IFRIC 13, Customer Loyalty Programmes, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions Involving Advertising Services).

The Company adopted the new standard on January 1, 2018 using the modified retrospective transition method, with the effect of initially applying this standard being recognized at January 1, 2018. Results for the reporting periods beginning after January 1, 2018 are presented in accordance with IFRS 15, while the information presented for 2017 has not been restated and continues to be presented, as previously reported, in accordance with our historic accounting under IAS 18 and related interpretations.

As of January 1, 2018, the Company recorded a net reduction to opening retained earnings of $0.7 million, net of tax, representing the gross margin on net sales of $2.1 million for which revenue recognition is delayed under the new standard. The impact of applying IFRS 15 resulted in a reduction of net sales of $0.9 million and a reduction in gross profit, operating income, and net earnings of $0.3 million for the three months ended April 1, 2018. There were no material impacts on the Company’s condensed interim consolidated statements of financial position and cash flows as at and for the three months ended April 1, 2018.

Please refer to note 2(e) to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 1, 2018 for the Company's updated revenue recognition accounting policy.

Financial Instruments
IFRS 9 (2014), Financial Instruments, includes updated guidance on the classification, recognition, and measurement of financial assets and liabilities. IFRS 9 (2014) differs in some regards from IFRS 9 (2013), which the Company early adopted effective March 31, 2014. The final standard amends the impairment model by introducing a new expected credit loss (ECL) model for calculating impairment on financial assets and introduces new general hedge accounting requirements.

IFRS 9 (2014) requires the Company to record an allowance for ECLs for all loans and other debt financial assets not held at fair value through profit and loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive. The shortfall is then discounted at an approximation of the asset’s original effective interest rate. For trade and other receivables, the Company has applied the standard’s simplified approach and has calculated ECLs based on lifetime expected credit losses. The Company has established a provision matrix that is based on the Company’s historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company adopted the new standard on January 1, 2018 and recorded a net reduction to opening retained earnings of $0.8 million, net of tax, reflecting additional allowance for doubtful accounts from the new expected credit loss model. The classification and measurement for the Company’s financial assets and financial liabilities remain unchanged. In addition, the adoption of the hedge accounting requirements of IFRS 9 (2014) had no significant impact on the Company’s consolidated financial statements.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

13.2 New accounting standards and interpretations not yet applied

Leases
In January 2016, the IASB issued IFRS 16, Leases, which specifies how an entity will recognize, measure, present, and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is twelve months or less, or the underlying asset has a low monetary value. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted only if IFRS 15, Revenue from Contracts with Customers, has also been applied. For a more detailed description of IFRS 16, please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 1, 2018.

Uncertain Income Tax Treatments
In June 2017, the IASB issued IFRIC 23, Uncertainty Over Income Tax Treatments, which clarifies how to apply the recognition and measurement requirements in IAS 12, Income Taxes, when there is uncertainty regarding income tax treatments. IFRIC 23 applies to annual reporting periods beginning on or after January 1, 2019, with earlier adoption permitted. For a more detailed description of IFRIC 23, please refer to note 3 to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 1, 2018.

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on January 1, 2018 and ended on April 1, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

15.0 RISKS AND UNCERTAINTIES

In our 2017 Annual MD&A under the sections “Financial risk management” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2017 Annual MD&A include:

•	Our ability to implement our growth strategies and plans

•	Our ability to compete effectively

•	Our ability to integrate acquisitions

•	We may be negatively impacted by changes in general economic and financial conditions

•	We rely on a small number of significant customers

•	Our customers do not commit to purchase minimum quantities

•	Our ability to anticipate, identify, or react to changes in consumer preferences and trends

•	Our ability to manage production and inventory levels effectively in relation to changes in customer demand

•	We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products

•	We rely on key suppliers

•	We may be negatively impacted by climate, political, social, and economic risks in the countries in which we operate or from which we source production

•	Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions

•	We rely on certain international trade agreements and preference programs and are subject to evolving international trade regulations

•	Factors or circumstances that could increase our effective income tax rate

•	Compliance with environmental, health, and safety regulations

•	Compliance with product safety regulation

•	We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations

•	We may experience negative publicity as a result of actual, alleged or perceived violations of labour laws or international labour standards, unethical labour, and other business practices

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MANAGEMENT'S DISCUSSION AND ANALYSIS

•	We may be negatively impacted by changes in third-party licensing arrangements and licensed brands

•	Our ability to protect our intellectual property rights

•	We rely significantly on our information systems for our business operations

•	We may be negatively impacted by data security and privacy breaches

•	We depend on key management and our ability to attract and/or retain key personnel

16.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, including related income tax expenses and recoveries. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions, except per share amounts)	April 1, 2018	April 2, 2017

Net earnings	67.9	83.5
Adjustments for:
Restructuring and acquisition-related costs	6.4	6.6
Income tax expense relating to restructuring and acquisition-related costs	0.3	—
Adjusted net earnings	74.6	90.1

Basic EPS	0.31	0.36
Diluted EPS	0.31	0.36
Adjusted diluted EPS	0.34	0.39
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating margin is calculated as adjusted operating income divided by net sales. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions, or otherwise indicated)	April 1, 2018	April 2, 2017

Operating income	76.3	93.0
Adjustment for:
Restructuring and acquisition-related costs	6.4	6.6
Adjusted operating income	82.7	99.6

Operating margin	11.8%	14.0%
Adjusted operating margin	12.8%	15.0%
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions)	April 1, 2018	April 2, 2017

Net earnings	67.9	83.5
Restructuring and acquisition-related costs	6.4	6.6
Depreciation and amortization	41.4	39.2
Financial expenses, net	5.2	4.7
Income tax expense	3.2	4.7
Adjusted EBITDA	124.1	138.7
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Free cash flow
Free cash flow is defined as cash from operating activities less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended
(in $ millions)	April 1, 2018	April 2, 2017

Cash flows (used in) from operating activities	(17.6)	65.9
Cash flows used in investing activities	(22.5)	(117.6)
Adjustment for:
Business acquisitions	0.1	93.0
Free cash flow	(40.0)	41.3
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness and long-term debt (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	April 1, 2018	Dec 31, 2017

Long-term debt and total indebtedness	775.0	630.0
Cash and cash equivalents	(51.5)	(52.8)
Net indebtedness	723.5	577.2
Certain minor rounding variances exist between the condensed interim consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period as if they had occurred at the beginning of the trailing twelve month period. The Company has set a target net debt leverage ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses, and believes that certain investors and analysts use, the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	April 1, 2018	Dec 31, 2017

Adjusted EBITDA for the trailing twelve months	571.2	586.1
Adjustment for:
Business acquisitions	—	0.3
Pro-forma adjusted EBITDA for the trailing twelve months	571.2	586.4
Net indebtedness	723.5	577.2
Net debt leverage ratio	1.3	1.0
Certain minor rounding variances exist between the consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2018 P.25